UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 10, 2019

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In the Matter of

Aemetis, Inc.
20400 Stevens Creek Boulevard
Suite 700
Cupertino, CA 95014

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-224952

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Aemetis, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Aemetis, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended r withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on April 10, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary